EXHIBIT 99.1

For Immediate Release 20-34-TR	Date:	June 23, 2020

Teck Announces Commencement of Tender Offers for 4.500% Notes due 2021,
4.75% Notes due 2022 and 3.750% Notes due 2023

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has commenced cash tender offers (each, an “Offer” and collectively, the “Offers”) for any and all of its outstanding 4.500% Notes due 2021 (the “2021 Notes”), 4.75% Notes due 2022 and 3.750% Notes due 2023 (each, a “series of Notes” and collectively, the “Notes”). The Offers are being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated the date hereof (the “Offer to Purchase”), and the related Notice of Guaranteed Delivery attached to the Offer to Purchase (the “Notice of Guaranteed Delivery”). The Offer to Purchase and the Notice of Guaranteed Delivery are referred to herein collectively as the “Offer Documents.”

The Offers are being made for any and all of the combined US$538,695,000 aggregate principal amount of the outstanding Notes, for consideration as described below:

CUSIP No.	Aggregate Principal Amount Outstanding	Title of Notes	Tender Offer Consideration*
878742 AT2	US$116,896,000	4.500% Notes due 2021	US$1,022.08
878742 AV7	US$201,856,000	4.75% Notes due 2022	US$1,040.00
878742 AY1	US$219,943,000	3.750% Notes due 2023	US$1,033.75
_____________________________________
*	Per US$1,000 principal amount of Notes. Plus accrued and unpaid interest to, but not including, the Payment Date.

The consummation of an Offer with respect to one series of the Notes is not conditioned on the consummation of the Offer with respect to any other series of Notes.

The Offers are scheduled to expire at 5:00 p.m., New York City time, on June 29, 2020, unless extended or earlier terminated by Teck (such time and date, as it may be extended, the “Expiration Time”). The Notes tendered may be withdrawn at or before the Expiration Time (unless extended by Teck) by following the procedures described in the Offer to Purchase.

Holders must validly tender (and not validly withdraw) their Notes or deliver a properly completed and duly executed Notice of Guaranteed Delivery for their Notes at or before the Expiration Time in order to be eligible to receive the Tender Offer Consideration indicated in the table above. In addition, holders whose Notes are accepted for purchase in the Offers will receive accrued and unpaid interest from the last interest payment date to, but not including, the Payment Date (as defined below). Holders who validly tender their Notes pursuant to the guaranteed delivery procedures described in the Offer Documents must deliver their Notes no later than 5:00 p.m. New York City time on July 1, 2020, which is the close of business on the second business day following the Expiration Time (the “Guaranteed Delivery Date”). Payment for any Notes that are validly tendered (and not validly withdrawn) at or before the Expiration Time and accepted for purchase will be made promptly following the Expiration Time (such date, the “Payment Date”). Payment for any Notes that are validly tendered pursuant to guaranteed delivery procedures described in the Offer Documents will be made promptly following the Guaranteed Delivery Date (such date, the “Guaranteed Delivery Payment Date”). Teck expects the Payment Date to be June 30, 2020 and the Guaranteed Delivery Payment Date to be July 2, 2020.

Teck’s obligation to accept for purchase and to pay for Notes validly tendered and not validly withdrawn pursuant to the Offers is subject to the satisfaction or waiver, in Teck’s discretion, of certain conditions, which are more fully described in the Offer to Purchase, including, among others, Teck having raised net proceeds through one or more issuances of debt in the public or private capital markets, on terms reasonably satisfactory to Teck, sufficient, together with cash on hand, to purchase all of the Notes validly tendered (and not validly withdrawn) and accepted for purchase by Teck in the Offers and to pay accrued interest and all fees and expenses in connection with the Offers on or prior to the Payment Date. Concurrently with the Offers, Teck is proposing to offer new senior notes in a private offering. The complete terms and conditions of the Offers are set forth in the Offer Documents. Holders of the Notes are urged to read the Offer Documents carefully.

Following payment for the Notes accepted pursuant to the terms of the Offers, Teck intends to, but is not obligated to, redeem all of the 2021 Notes that remain outstanding, in accordance with the terms of the indenture governing such notes. This press release is not a notice of redemption with respect to the 2021 Notes.

Teck has retained Global Bondholder Services Corporation, as the depositary and information agent for the Offers. Teck has retained J.P. Morgan Securities LLC as the dealer manager (the “Dealer Manager”) for the Offers.

Holders who would like additional copies of the Offer Documents may call or email the information agent, Global Bondholder Services Corporation at (toll-free) (866) 807-2200 or (collect) (212) 430-3774, or contact@gbsc-usa.com. Copies of the Offer to Purchase and Notice of Guaranteed Delivery are also available at the following website: www.gbsc-usa.com/teck. Questions regarding the terms of the Offers should be directed to J.P. Morgan Securities LLC at (212) 834-4087 (collect) or (866) 834-4666 (toll-free).

This press release shall not constitute an offer to buy or a solicitation of an offer to sell any Notes. The Offers are being made solely pursuant to the Offer Documents. The Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of Teck by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The new senior notes to be offered have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act") or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.

Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Time and Payment Date thereof; the satisfaction or waiver of certain conditions of the Offers; statements regarding the proposed private offering of new senior notes; and statements regarding the redemption of the 2021 Notes.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Offers and the proposed private offering of new senior notes, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com